Exhibit 99.1

VBL Therapeutics to Present Phase 1/2a Data from VB-111 in Recurrent Platinum-Resistant Müllerian Cancer at the 2015 American Society of Clinical Oncology (ASCO) Annual Meeting

— Interim data suggest clinical benefit in patients treated with VB-111 in combination with paclitaxel —

TEL AVIV, Israel, May 30, 2015 — VBL Therapeutics (NASDAQ: VBLT), a late-stage clinical biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced positive interim results from an investigator-initiated, Phase 1/2a trial of multiple dose VB-111 in recurrent platinum-resistant Müllerian (ovarian) cancer. The data demonstrated promising evidence of clinical benefit in patients with recurrent platinum-resistant Müllerian cancer who received VB-111 in conjunction with weekly paclitaxel. These study results will be presented at the 2015 American Society of Clinical Oncology (ASCO) Annual Meeting on Saturday, May 30, 2015 at 1:15pm CT in S Hall A at the McCormick Place Convention Center in Chicago, Illinois.

“These data show early evidence of clinical activity for VB-111 in patients with platinum-resistant Müllerian cancer, a devastating disease,” said Richard Penson, MD, MRCP, Associate Professor of Medicine, Harvard Medical School, Clinical Director of Medical Gynecologic Oncology, Massachusetts General Hospital, and primary investigator for this trial. “There is a clear unmet need for the many women suffering from Müllerian cancer, who currently have limited treatment options available. With 60% of high dose patients meeting the GCIG response criteria based on a reduction of at least 50% in the CA-125 tumor-marker levels in this study, data suggest that VB-111 may provide an effective treatment for patients with the worst form of the disease, when it is platinum resistant.”

“We are very pleased by these results, which represent an important milestone for VBL Therapeutics and reinforce VB-111’s potential as an effective medicine for numerous oncology indications,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “These preliminary results are especially encouraging because this trial focused on older women (median age of 65) with poor prognosis disease, and was the first time VB-111 was administered in combination with a chemotherapeutic drug, paclitaxel. These encouraging results, together with the favorable overall survival results from our ongoing Phase 2 study of VB-111 in recurrent glioblastoma (rGBM), suggest that VB-111 may provide therapeutic benefit in multiple cancer indications. VBL will continue exploring VB-111 for the treatment of Müllerian cancer, while also advancing VB-111 into a pivotal Phase 3 clinical trial in rGBM later this year.”

These Phase 1/2a data for VB-111 include 16 patients with platinum-resistant Müllerian cancer treated with multiple doses of VB-111 in combination with weekly paclitaxel. Tumor response data are available for 14 patients, four of whom received low dose of VB-111 (3x1012 VP-viral particles) together with paclitaxel at a lower (40mg) or full dose, as specified by the dose escalation protocol. Ten subjects received a full dose of both paclitaxel (80mg) and VB-111 (1013 VP). Six out of the ten subjects treated with the high dose (60%) met the GCIC criteria of at least 50% reduction in CA-125; none of the four subjects treated with low dose VB-111 showed reduction in CA-125.

In this study, VB-111 was safe and well tolerated in combination with paclitaxel, with anticipated toxicities. The most frequent adverse events observed in the study were low-grade flu-like symptoms.

This Phase 1/2a trial, run by Massachusetts General Hospital and Dana Farber Cancer Institute, was an open-label, dose-escalating study designed to determine the safety and tolerability of the combination of intravenous administration of VB-111 and paclitaxel in patients with platinum-resistant Müllerian cancer. VB-111 was administered as an intravenous infusion at escalating doses from 3x1012 to 1x1013 VPs, with repeat doses every two months in conjunction with weekly paclitaxel. 16 patients received up to six repeat doses of VB-111. Of these, 12 received a higher dose (1x1013) and four received a lower dose (3x1012).

In March, VBL reported top-line interim results from its ongoing Phase 2 study of VB-111 in patients with rGBM, which demonstrated a statistically significant improvement in overall survival in patients treated with VB-111 followed by VB-111 in combination with bevacizumab (Avastin®) upon disease progression, compared to patients treated with VB-111 followed by bevacizumab alone (p=0.05). VBL plans to initiate a pivotal Phase 3 study in mid-2015, led by Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine, under a special protocol assessment with the U.S. FDA.

About VB-111:

VB-111 is a novel, intravenously-administered, anti-angiogenic agent that utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target endothelial cells in the tumor vasculature for cancer therapy. VB-111 contains a non-replicating adenovirus, a proprietary modified murine pre-proendothelin promoter (PPE-1-3x) and a Fas-Chimera transgene which is specifically activated in angiogenic tumor blood vessels, leading to their apoptosis. VB-111 is the first agent based on transcriptional targeting of tumor endothelium to be assessed in a clinical trial.

VB-111 completed a Phase 1/2 “all-comers” clinical trial, which demonstrated multiple cases of objective tumor response and disease control and excellent safety and tolerability. VB-111 has Fast Track Designation for recurrent glioblastoma in the US and organ drug status for glioblastoma in both the US and EU. VBL is also conducting early Phase 2 study in ovarian cancer.

About VBL:

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. VB-111 has received orphan drug designation in both the United States and Europe and was granted Fast Track designation by the FDA for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. VBL Therapeutics expects to begin the pivotal Phase 3 clinical trial of VB-111 in rGBM in mid-2015, under a special protocol assessment agreement granted by the FDA.

Forward Looking Statements:

This press release contains forward-looking statements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, the results we have reported today from the investigator-initiated trial of VB-111 in platinum-resistant Müllerian cancer patients do not assure that future trials will lead to positive results or the eventual successful development of VB-111 as a therapeutic. In addition, results from our proposed pivotal Phase 3 clinical trial of VB-111 in rGBM may not support approval of VB-111 for marketing in the United States, notwithstanding the positive results seen in our current clinical trial. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Hannah Deresiewicz

Stern Investor Relations, Inc.

(212) 362-1200, hannahd@sternir.com